Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, NY 10022

December 12, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Suzanne Hayes

Re:	TiGenix
Registration Statement on Form F-1 (File No. 333-208693)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of TiGenix (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on December 14, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Proskauer Rose LLP, request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that between December 5, 2016 and the date hereof, we have distributed approximately 1,425 copies of the preliminary prospectus dated December 5, 2016 to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
COWEN AND COMPANY, LLC

Acting severally on behalf of themselves and the
several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice-President

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

[Signature Page to UW Acceleration Request Letter]